

FBR Fall Investor Conference
New York, NY
November 29, 2011

Forward-Looking Statements

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained herein should be read in conjunction with WesBanco's 2010 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q as of March 31, 2011, June 30, 2011 and September 30, 2011, which are available on the SEC's website www.sec.gov or at WesBanco's website www.wesbanco.com.

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's 2010 Annual Report on Form 10-K filed with the SEC under the section, "Risk Factors" in Part 1, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. WesBanco does not assume any duty to update any forward-looking statements.

WesBanco at a Glance

❖ **Headquarters in Wheeling, West Virginia**

❖ **Assets: $5.5 billion**

❖ **Founded in 1870**

❖ **32 banks/23 companies acquired in 25 years**

❖ **Banking operations in West Virginia, Ohio and Western Pennsylvania**

  ❖ **112 banking offices + Pittsburgh Business Loan Office**

  ❖ **123 ATM's**

❖ **Non-bank activities include:**

  ❖ **Wealth management, securities brokerage, insurance and proprietary family of mutual funds**

WesBanco
By all accounts, better.

An Expanding Franchise in Contiguous Markets: 112 banking offices


Toledo
Cleveland
Pittsburgh
Columbus
Springfield
Dayton
Wheeling
Cincinnati
Frankfort
Lexington
Huntington
Charleston
0
86.2mi
Copyright (C) 2010 SNL Financial LC. All rights reserved.

- Ranked #1-3 in deposit market share in 15 counties out of 37*
- Expanding along major highways to population centers (Columbus, Dayton, Cincinnati)
- Organized into seven markets

* SNL 12/31/10 Deposit Market Share Data

WesBanco
By all accounts, better.

Return on Average Assets



Summary – Capital Ratios %



*See non-GAAP measures for additional information relating to the calculation of this item.

Recent Accomplishments

❖ **Increased dividends to shareholders in 1Q'11 and in 3Q'11 by 14.3% in total.**

❖ **Growth in tangible capital and regulatory capital ratios through growth in retained earnings.**

❖ **Remained profitable each quarter throughout recession.**

❖ **Purchased five branches with $600 million in deposits using existing capital resources.**

❖ **Paid back $75 million in TARP without common raise.**

❖ **Maintained strong capital position, considered "well capitalized".**

WesBanco
By all accounts, better.

Growth by Acquisition:
A WSBC Core Competency

($ in billions)



 Acquired Assets: 2002 to 2011 = $3.6B

- ❖ Focused on higher growth metro markets and enhancing market share.
- ❖ Five acquisitions in nine years – assets more than doubled since the beginning of 2002.
- ❖ A history of successful consolidations.
- ❖ Acquired 5 branches in Columbus, Ohio market in 2009, resulting in #9 market share.

Targeted M&A

❖ WesBanco is focused on targeted M & A opportunities in its market areas.

❖ Limited FDIC-assisted transactions expected, but plenty of moderately distressed banks and "tired" management teams.

❖ Management, technology/back office and capital/liquidity strength to compete for deals of interest.

❖ Current stock valuation provides for upside potential for acquired bank's shareholders.

Wealth Management Services

- ❖ $2.8B of assets under management/custody.
- ❖ Over 5,000 trust relationships.
- ❖ 4 locations in WV & OH
- ❖ Improving performance as asset values have grown.
- ❖ Product capabilities:
  - ➢ Trust
  - ➢ Investment management
  - ➢ WesMark Funds
  - ➢ Estate planning
  - ➢ Financial planning
  - ➢ Brokerage sales
  - ➢ Retirement planning



Fees annualized based on 9/30/11 results.

Economic Benefits of WV

❖ **WV reported a surplus of revenue over expense for the latest fiscal year.**

❖ **State of WV has implemented legislation to reduce Business Franchise and Corporate Net Income Taxes.**

❖ **WV generated 8% higher revenues in 2011 and GDP rose by 4% vs. the 2.6% national average.**

❖ **WV reports stable home prices over the past five years.**

❖ **WV reports lower than national average unemployment.**

Marcellus Shale Play

- Area five time as large as Barnett Shale – primarily in WV & PA, parts of NY & OH.
- WVU study suggests 43k- 83k jobs created by Marcellus drilling activity by 2015.
- Total estimated economic activity by 2020 - $3B.
- WSBC in 10 out of 32 counties in WV with activity.
- Top 5 in deposit share in five of those counties.
- Over 1,000 Marcellus wells drilled to date in WV.
- 4,145 drilling permits applied for between 1/1/09 – 7/31/11 in WV.


CANADA
Lake Ontario
Lake Erie
New York
Ohio
West Virginia
Kentucky
Virginia
Atlantic Ocean
North Carolina

WesBanco
By all accounts, better.

2011 Business Initiatives

- ❖ **Actively remix the balance sheet – loans & deposits - to improve revenue, interest rate sensitivity, regulatory capital and profitability.**

- ❖ **Continuing efforts to address credit quality and impaired loan levels as economy improves.**

- ❖ **Focus on organic loan growth, with an emphasis on business banking and C&I lending.**

- ❖ **Pursue opportunities for activities related to Marcellus Shale.**

- ❖ **Continue to focus on wealth management and other fee-related opportunities.**

- ❖ **Monitor opportunities for selective acquisitions in footprint.**

Peer Group – Price / 2012 Estimated Earnings



Price / 2012 Estimated Earnings (x) [1]

Median (Excl. WSBC): 12.1x

UBSI	13.5x
PRK	13.0x
FNB	12.9x
FFBC	12.9x
STBA	12.4x
CHCO	12.3x
National Peers [2]	12.2x
PEBO	11.8x
CTBI	11.1x
ONB	11.0x
FCF	10.7x
FRME	10.4x
WSBC	10.3x
MSFG	9.1x

Source: FactSet Research Systems and SNL Financial; Market data as of 11/18/2011
(1) 2012E earnings estimates per First Call; SRCE earnings estimate not available
(2) Includes nationwide banks and thrifts between $2 billion and $10 billion in total assets

Current Market Update



Market Performance – Cycle-to-Date

Legend:
- WesBanco, Inc. (-33.73%)
- KBW Regional Banking Index (-49.49%)
- KBW Bank Index (-66.76%)
- S&P 500 Index (-19.14%)

WesBanco
By all accounts, better.

Current Market Update



Market Performance – Since January 1, 2010

Legend:
- WesBanco, Inc. (58.43%)
- KBW Regional Banking Index (3.50%)
- KBW Bank Index (-12.15%)
- S&P 500 Index (9.02%)

WesBanco
By all accounts, better.

Quarterly Performance Comparison

($ in thousands, except diluted earnings per share)

	Sep 2011	Jun 2011	Mar 2011	Dec 2010	Sep 2010
Net Income	$11,013	$11,918	$10,240	$10,310	$9,153
Diluted Earnings Per Share	$ 0.41	$ 0.45	$ 0.39	$ 0.39	$ 0.34
Provision for Credit Losses	$10,836	$6,802	$8,041	$9,625	$11,778
Return on Average Assets	0.80%	0.88%	0.77%	0.76%	0.67%
Return on Average Tangible Equity	13.03%	14.73%	13.29%	13.09%	11.80%
Net Interest Margin (FTE)	3.67%	3.73%	3.67%	3.66%	3.61%
Efficiency Ratio	56.84%	59.79%	61.63%	60.36%	61.05%

Securities Portfolio – Quality & Liquidity

Securities = $1.56 B
~28.3% of total assets



- **Agency Mortgage-Backed & CMOs, 47.0%**
- **US Govt. Agencies 17.7%**
- **Municipals, 32.8%**
- **Equities & Others, 2.5%**

- ❖ **Average tax-equivalent portfolio yield of 3.69% at 9/30/11.**
- ❖ **WAL approx. 5.4 years; modified duration 4.1%.**
- ❖ **Over 53% unpledged.**
- ❖ **No significant private label RMBS, equities and corporate/ABS securities.**
- ❖ **Net unrealized AFS securities gains of $18.2 million at 9/30/11: total portfolio gain of $44.6 million.**

Municipal Bond Portfolio Characteristics

❖ Portfolio comprised of $511 million of tax exempts and taxable Build America Bonds.

❖ Approximately 89% are local issuers.

❖ G.O.'s are 73% of total; 27% revenue bonds.

❖ 96% rated, with 80% rated AA (or its equivalent) or higher. Only 5.0% below A – all are investment grade.

❖ About 63% in held to maturity – longer dated maturities.

❖ Average tax-equivalent yield – 5.7%; average life 7.4 years.

❖ Average size of each issue is $665 thousand. Average holdings per issuer are $931 thousand.

WesBanco
By all accounts, better.

Diversified Loan Portfolio

Total Portfolio Loans = $3.25 B



Comm. & Ind., 13%

LHFS, 0.3%

Consumer, 8%

HELOC, 8%

Res. Real Estate, 19%

Comm. Real Estate, 52%



Comm. Real Estate = $1.70 B



Const & Dev. 11%

Investor-owned 56%

Owner-occupied 33%

Non-Accrual & Restructured Loans



($ in thousands)

Net Charge-Offs vs. Provision for Loan Losses



($ in thousands)

Annualized Net Loan Charge-offs
Average Loans



- National Peer Group = Average of 92 of 93 banks nationwide with assets between $2-$10 B.
- Source: SNL Financial

NPA + ≥ 90 PD Loans
Total Loans + OREO



■ WSBC   ■ National Peers*

- National Peer Group = Average of 80 of 93 banks nationwide with assets between $2-$10 B.
- Source: SNL Financial

Net Interest Margin & Efficiency Ratio



Diversified Operating Non-interest Income*

Legend:
- Other Inc.
- Securities brokerage
- Service charges & Fees
- Insurance
- Trust

($MM)



$50.7 $57.5 $59.3 $60.4 $60.2

2007   2008   2009   2010   9/30/11 Annualized

- ❖ Non-interest income contributed 26% of 2011 YTD net revenue.

- ❖ Non-bank offerings (trust, insurance, securities) contributed $18.1 million in YTD 2011 revenue.

- ❖ Trust fees are up 13.2% year over year.

- ❖ Approximate 12% decline in service fee income for YTD 2011, as a result of mid-2010 implemented regulatory requirements.

* Operating non-interest income excludes G/L on securities and G/L on sale of OREO property, see non-GAAP measures for additional information relating to the calculation of this.

WesBanco
By all accounts, better.

Interest Rate Sensitivity

Immediate Change in Interest Rates	% Change in Net Interest Income from Base Over One Year	
	Sept. 30, 2011	Dec. 31, 2010
Up 1% Rate Shock	+2.2%	+2.4%
Up 2% Rate Shock	+2.0%	+1.7%
Up 2% Rate Ramp	+2.2%	+2.3%
Down 1% Rate Shock	-4.1%	-2.9%

Investment Rationale

Stability, Diversity and Capital Strength

- ❖ Financial performance indicates well-managed bank.

- ❖ Strong regulatory capital.

- ❖ Proven acquisition-oriented growth strategy.

- ❖ Excellent liquidity.

- ❖ Asset quality compares favorably with peers.

- ❖ Diverse earnings stream.

- ❖ Potential for improved stock price.

Appendix: Loan Totals by Market ($ millions)

	Commercial	Retail	Total Loans	% of Total
Upper Ohio Valley	$ 457	$ 396	$ 853	26%
North Central WV	239	183	422	13%
Parkersburg	214	86	300	9%
Kanawha Valley	63	39	102	3%
Western PA	207	15	222	7%
Total East Markets	**$ 1,180**	**$ 719**	**$ 1,899**	**58%**
Central Ohio	493	142	635	20%
Southwest Ohio	305	141	446	14%
Southeast Ohio	151	122	273	8%
Total West Markets	**$ 949**	**$ 405**	**$ 1,354**	**42%**
Total Bank	**$ 2,129**	**$ 1,124**	**$ 3,253**	**100%**

WesBanco
By all accounts, better.

Appendix: Credit Quality By Market ($ thousands)

	90 Day PD & Accruing	Non-Accrual	TDR	Other RE Owned	Total by Region	% of Total
Upper Ohio Valley	$ 789	$ 7,243	$ 4,400	$ 790	$13,222	14%
North Central WV	679	704	995	81	2,459	2%
Parkersburg	665	5,574	1,046	30	7,315	8%
Kanawha Valley	130	2,280	N/A	60	2,470	3%
Western PA	222	2,249	247	150	2,868	3%
Total East Markets	**$ 2,485**	**$ 18,050**	**$ 6,688**	**$ 1,111**	**$28,334**	**30%**
Central Ohio	1,597	16,702	13,807	1,825	33,931	36%
Southwest Ohio	1,397	18,612	6,496	1,402	27,907	29%
Southeast Ohio	925	3,456	428	159	4,968	5%
Total West Markets	**$ 3,919**	**$ 38,770**	**$ 20,731**	**$ 3,386**	**$66,806**	**70%**
Total Bank	**$ 6,404**	**$ 56,820**	**$ 27,419**	**$ 4,497**	**$95,140**	**100%**

Non-GAAP Financial Measures

Tangible equity to tangible assets

($ in thousands)

	3Q'10	4Q'10	1Q'11	2Q'11	3Q'11
Total shareholder's equity	$ 608,287	$ 606,863	$ 611,978	$ 623,037	$ 634,402
Less: goodwill & other intangible assets	(286,228)	(285,559)	(284,941)	(284,336)	(283,737)
Tangible equity	$ 322,059	$ 321,304	$ 327,037	$ 338,701	$ 350,665
Total assets	$5,362,623	$5,361,458	$5,368,852	$5,425,907	$5,502,158
Less: goodwill & other intangible assets	(286,228)	(285,559)	(284,941)	(284,336)	(283,737)
Tangible assets	$5,076,395	$5,075,899	$5,083,911	$5,141,571	$5,218,421
Tangible equity to tangible assets	6.34%	6.33%	6.43%	6.59%	6.72%

WesBanco

By all accounts, better.

Non-GAAP Financial Measures
Net Revenue

($ in thousands)

	3Q'10	4Q'10	1Q'11	2Q'11	3Q'11
Net Interest income	$ 41,986	$ 42,326	$ 41,476	$ 43,053	$ 42,901
Plus: Non-interest income	14,976	14,997	14,504	15,016	14,599
Less: Net securities gains and net gains/losses on other real estate owned and other assets	327	(551)	(528)	(257)	(95)
Net revenue	$ 56,635	$ 57,874	$ 56,508	$ 58,326	$ 57,595

WesBanco
By all accounts, better.

Non-GAAP Financial Measures
Operating non-interest income

($ in thousands)

	2007	2008	2009	2010	2011 (annualized)
Non-interest Income	$ 52,939	$ 57,346	$ 64,589	$ 59,599	$ 58,988
Less: Net Securities gains	943	1,556	6,046	3,362	130
Less: net gains/losses on other real estate owned and other assets	1,306	(1,715)	(747)	(4,128)	(1,308)
Net operating non-interest income	$ 50,690	$ 57,505	$ 59,290	$ 60,365	$ 60,166

WesBanco
By all accounts, better.

Non-GAAP Financial Measures
Return on Average Tangible Equity

($ in thousands)

	3Q'10	4Q'10	1Q'11	2Q'11	3Q'11
Net income (annualized)	$ 36,313	$ 40,903	$ 41,531	$ 47,805	$ 43,694
Plus: amortization of intangibles (annualized)	1,743	1,724	1,629	1,577	1,545
Net income before amortization of intangibles (annualized)	$ 38,056	$ 42,627	$ 43,159	$ 49,382	$ 45,239
Average total shareholders' equity	$ 608,932	$ 611,497	$ 610,077	$ 619,954	$ 631,174
Less: average goodwill & other intangibles	(286,537)	(285,860)	(285,219)	(284,611)	(284,003)
Average tangible equity	$ 322,395	$ 325,637	$ 324,858	$ 335,343	$ 347,171
Return on average tangible equity	11.80%	13.09%	13.29%	14.73%	13.03%

WesBanco
By all accounts, better.

Non-GAAP Financial Measures
ROAA: Pre-tax, Pre-provision

($ in thousands)

	2Q'10	3Q'10	4Q'10	1Q'11	2Q'11	3Q'11
Income before provision for income taxes	$ 9,491	$ 9,503	$12,187	$12,448	$15,564	$13,057
Provision for credit losses	11,675	11,778	9,625	8,041	6,802	10,836
Taxable equivalent adjustment	1,535	1,488	1,507	1,608	1,640	1,625
	22,701	22,769	23,319	22,097	24,006	25,518
Annualized	$ 91,053	$ 90,334	$ 92,516	$ 89,616	$ 96,288	$ 101,240
Average assets	$ 5,437,010	$ 5,422,181	$ 5,394,837	$ 5,363,365	$ 5,428,747	$ 5,453,254
ROAA	1.67%	1.67%	1.71%	1.67%	1.77%	1.86%

